Exhibit 23.2

Consent of Independent Auditor

We consent to the use in this Registration Statement on Form S-1 of Pacific Energy Development Corporation and its subsidiary (the “Company”) of our report dated March 27, 2012, except for Note 2 as to which the date is May 23, 2012, relating to our audits of the consolidated financial statements, appearing in the Prospectus, which is part of this Registration Statement. Our report dated March 27, 2012, except for Note 2 as to which the date is May 23, 2012, relating to the consolidated financial includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern and .includes an explanatory paragraph relating to a restatement to correct for certain errors related to the Company’s accounting for its deferred costs and equity method investment.

We also consent to the reference to our firm under the captions "Experts" in the Prospectus.

/s/ SingerLewak LLP
San Francisco, CA

October 9, 2012